UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-33388

CAI INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)

Steuart Tower, 1 Market Plaza, Suite 2400
San Francisco, California 94105
(415) 788-0100
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001 per share
8.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Stock, par value $0.0001 per share
8.50% Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Stock, par value $0.0001 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.0001 per share: One (1) holder*
8.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Stock, par value $0.0001 per share: No holders
8.50% Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Stock, par value $0.0001 per share: No holders

* On June 17, 2021, CAI International, Inc., a Delaware corporation (the “Registrant”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Mitsubishi HC Capital Inc., a Japanese corporation (“Parent”) and Cattleya Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, on November 22, 2021, Merger Sub merged with and into the Registrant (the “Merger”), with the Registrant continuing as the surviving corporation in the Merger as a wholly-owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, CAI International, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 3, 2021

CAI INTERNATIONAL, INC.

By:	/s/ Timothy B. Page
Timothy B. Page
President and Chief Executive Officer